UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

CMB.TECH NV
(Name of Subject Company)

CMB.TECH NV
(Name of Person(s) Filing Statement)

Ordinary shares, no par value
(Title of Class of Securities)
B38564108
(CUSIP Number of Class of Securities)

Seward & Kissel LLP
Attention: Keith Billotti, Esq.
One Battery Park Plaza
New York, New York 10004
(212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With copies to
CMB.TECH NV De Gerlachekaai 20 2000 Antwerpen Belgium Tel: 011-32-3-247-4411	Keith Billotti, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PURPOSE OF AMENDMENT
This Amendment No. 2 (the “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by CMB.TECH NV a limited liability company incorporated under the laws of Belgium (“we,” “us,” “our,” “CMB.TECH,” or the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on October 23, 2024, and amended by Amendment No. 1 filed with the SEC on November 7, 2024 (the “Statement”), relating to the tender offer (the “U.S. Offer”) by Compagnie Maritime Belge NV, a public limited liability company (“naamloze vennootschap”) under Belgian law (“CMB” or the “Offeror”) in respect of the ordinary shares, no par value per share (“Ordinary Shares”) of the Company. CMB is making the U.S. Offer pursuant to the U.S. Offer to Purchase (as amended, the “U.S. Offer to Purchase”), which it included in its Tender Offer Statement on Schedule TO that it filed on October 23, 2024 with the SEC.
Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to that term in the Statement. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates that are set forth below.
Item 8. Additional Information.
Item 8 of the Statement is hereby amended and supplemented to include the following.
On November 22, 2024, the Company issued a press release announcing that the acceptance period of the mandatory public takeover bid launched by CMB for all shares in the Company not already owned by CMB or its affiliates (the “Reopening”) expired on November 21, 2024. During the acceptance period, 1,579,159 shares in the Company were tendered in the Reopening.

Item 9. Exhibits.
Item 9 of the Original Statement is hereby amended and supplemented to include the following exhibit in the exhibit index.
Exhibit	Description
(a)(10)	Press release of the Company, dated November 22, 2024.*

*Filed herewith

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: November 22, 2024
By:	/s/ Ludovic Saverys
Name: Ludovic Saverys
Title: Chief Financial Officer